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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                      Plymouth Commercial Mortgage Fund
          -----------------------------------------------------------
                                (Name of Issuer)

                 Shares of Beneficial Interest, no par value
          -----------------------------------------------------------
                         (Title of Class of Security)

                 CIK                           EIN
          -----------------------------------------------------------
                                 (CUSIP Number)

         Mr. Craig McCoy, Trinity University, Office of Fiscal Affairs
            715 Stadium Drive, San Antonio, TX 78212 (210) 736-7306
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              December 26, 1997
          -----------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                      (Continued on the following page(s))


                               Page 1 of 8 Pages


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1. Name of reporting person and IRS Identification No.
Trinity University               74-1109633

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2. Check the appropriate box if member of a group                       [ ] a
                                                                        [ ] b
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3)  SEC Use Only
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4)  Source of Funds with which you acquired the subject shares.
WC
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5)  Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
N/A
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6)  Citizenship or place of organization
San Antonio, TX
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                       7)  Sole Voting Power                   50,000

                       -------------------------------------------------------
Number of              8)  Shared Voting Power                 N/A
Shares
Beneficially           -------------------------------------------------------
Owned                  9)  Sole Dispositive Power              50,000

                       -------------------------------------------------------
                       10)  Shared Dispositive Power           N/A

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11)  Aggregate amount beneficially owned by each reporting person(1)
      50,000

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12)  Check if the aggregate amount in row 11 excludes certain shares(2)
      N/A

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13)  Percent of class represented by amount in row 11(3)
      5.425%

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14)  Type of reporting person

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ITEM 1:  SECURITY AND ISSUER:

         Security:    Common shares of beneficial interest
         Issuer:      Plymouth Commercial Mortgage Fund

ITEM 2:  YOUR IDENTITY AND BACKGROUND

         a.  Name:                              Trinity University
         b.  Address:                           715 Stadium Drive
                                                San Antonio, TX 78216

         c.  Occupation or business:            University
         d.  Convictions within past 5 years:   None
         e.  Securities violations within the
             past 5 years:                      None
         f.  Citizenship:                       Texas Corporation


The members of the Investment Committee of Trinity University are as follows:

                               TRINITY UNIVERSITY
                          INVESTMENT COMMITTEE MEMBERS

Ms. Sharon J. Bell (Lawyer)
Rogers and Bell
P.O. Box 3209
Tulsa, Oklahoma 74101
Phone: 918-582-5201
Fax:  918-582-1751

Mr. Walter Brown (Oilman)
Delray Oil, Inc.
900 NE Loop 410, #A107
San Antonio, Texas 78209
Phone: 210-824-7214
Fax:  210-824-7229

Mr. James R. Dicke, III (forklifts)
Crown Equipment Corporation
40 S. Washington Street
New Bremen, Ohio 45869
Phone: 419-629-2311
Fax:  419-629-9256

Mr. A Baker Duncan (Investment Banker)
Duncan-Smith Company
311 Third Street, 3rd Floor
San Antonio, Texas 78205
Phone: 210-223-9807
Fax:  210-222-0216

Mr. Harold Herndon (Oilman)
1242 Milam Building
115 East Travis Street
San Antonio, Texas 78205


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Phone: 210-227-7384

Gen. Robert T. Herres, USAF (Ret.) (Insurance)
USAA
USAA Building, C3 East
San Antonio, Texas 78288
Phone: 210-498-0055
Fax:  210-498-0400

Mr. Richard M. (Tres) Kleberg, III (Banker)
SFD Enterprises
North Frost Center, Suite 555
1215 NE Loop 410, POB 17777
San Antonio, Texas 78217
Phone: 210-822-2348
Fax:  210-820-3336

Mrs. Irene S. Wischer (Oil Person)
Panhandle Producing Company
404 Broadway, Suite 410
San Antonio, Texas 78209-6952
Phone: 210-271-3946
Fax:  210-271-7688

Mr. John Korbell (Stock Broker)
Smith Barney, Inc,
300 Convent, 28th Floor
San Antonio, Texas 78205
Phone: 210-271-6155
Fax:  210-229-9915

Mrs. Gloria Labatt (Retired)
264 Geneseo Road
San Antonio, Texas 78209
Phone: 210-824-1320

Mr. Charles G. Orsinger (Retired)
2206 Camelback
San Antonio, Texas 78209
Phone: 210-826-4624

Mr. Thomas R. Semmes (Foundation Head)
Semmes Foundation, Inc.
800 Navarro


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San Antonio, Texas 78205
Phone: 210-225-0887
Fax:     210-226-9288

Mr. Paul Smith (Lawyer)
Cox & Smith, Inc.
112 East Pecan Street, #2000
San Antonio, Texas 78205
Phone: 210-554-5306
Fax:  210-226-8395

Mr. Louis H. Stumberg (Retired)
Tower Life Building
310 S. St. Mary's Street, #3701
San Antonio, Texas 78205
Phone: 210-225-0243
Fax:  210-554-4401

Mr. Gaines Voigt (Retired)
341 Charles Road
San Antonio, Texas 78209
Phone: 210-826-1044



The members of the Board of Trustees of Trinity University are as follows:

                      TRINITY UNIVERSITY BOARD OF TRUSTEES

Mr. William B. Blakemore, II (Oilman)
Alpha West, Inc.
200 N. Loraine, Suite 500
Midland, Texas 79701

Mr. Richard W. Calvert (Retired Banker)
224 Allen Street
San Antonio, Texas 78209

Mr. Neil M. Chur (Health-Care)
The Park Associates, Inc.
268 Main Street
E. Aurora, New York 14052

Ms. Flora C. Crichton (Retired)
4600 Broadway, Suite 106



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San Antonio, Texas 78209

Mr. Gilbert M. Denman, Jr. (Lawyer)
Denman, Franklin & Denman
711 Navarro Street, Suite 535
San Antonio, Texas 78205

Mr. George C. (Tim) Hixon (Investor)
Hixon Properties, Inc.
112 E. Pecan Street, Suite 2625
San Antonio, Texas 78205

Mr. James W. Jones, IV. (Lawyer)
Arnold & Porter
555 Twelfth Street, N.W.
Washington, D.C. 20004-1202

Mr. Robert S. McClane (Banker)
Cullen/Frost Bankers, Inc.
100 W. Houston Street
P.O. Box 1600
San Antonio, Texas 78296

Mr. Marshall B. Miller, Jr. (Lawyer)
Greshan, Davis, Gregory, Worthy & Moore
112 E. Pecan Street, 9th Floor
San Antonio, Texas 78205

Mr. Clarkson P Moseley (Construction)
Dauphinais-Moseley Construction, Inc.
6390 LBJ Freeway, Suite 105
Dallas, Texas 75240

Mr. Emilio Nicolas (TU Stations)
111 Paseo Encinal
San Antonio, Texas 78212

Ms. Mary H. Parker (Retired)
4940 Broadway, Suite 305
San Antonio, Texas 78209

Mr. C. Linden (Corky) Sledge (Real Estate)
200 Patterson, #112
San Antonio, Texas 78209

Mr. Arthur T. Stieren (Philanthropist)



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8700 Crownhill, Suite 202
San Antonio, Texas 78209-1126

Dr. Jack L. Stotts (College President)
Austin Presbyterian Theological Seminary
100 E. 27th Street
Austin, Texas 78705-5797

Mr. Davis J. Straus (Auto Parts)
Straus- Frank Company
1964 S. Alamo Street
P.O. Box 600]
San Antonio, Texas 78929

Ms. Lissa Walls Vahldick (Newspaper)
Souther Newspapers, Inc.
1050 Wilcrest Drive
Houston, Texas 77042

Dr. Louis H. Zbinden (Minister)
First Presbyterian Church
101 N. Alamo Street
San Antonio, Texas 78205

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:4

         $500,000 of working capital

ITEM 4:  PURPOSE OF TRANSACTION: NONE


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.

         (A)      Number of Shares of Plymouth: 50,000

                  Number of shares divided by 921,627: 5.425%

         (B)      The number of shares as to which you have:

-------------------------------------------------------------------------------
Sole power to vote or direct vote                             50,000
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Shared power to vote or direct vote                           0
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Sole power to dispose or direct disposition                   50,000
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Shared power to dispose or direct disposition                 0
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




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If you share any of the above powers, with respect to each person with whom you share such power, please state: N/A


         (C) As to any purchases or sales of Plymouth shares in the last sixty days (or since the most recent filing on Schedule 13D (ss.240.13f-191), whichever is less), please state:

         (1) the identity of the person who effected the transaction
                 This transaction occurred through a private placement as to which the placement agent was Duncan-Smith Securities, Inc.. Goodhue W. Smith, III, who is a trustee of Plymouth is a principal of such firm.

         (2) the date of the transaction;
                 December 26, 1996

         (3) the amount of securities involved;
                 50,000 shares of beneficial interest

         (4) the price per share or unit; and
                 $10.00

         (5) where and how the transaction was effected.
                 San Antonio, TX ; purchased from Plymouth pursuant to a private placement offering

         (D)     None.

         (E)     N/A


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. None


ITEM 7: MATERIALS TO BE FILED AS EXHIBIT.  None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:      2/10/97                 Signature:        /s/ Craig McCoy
                                                     ---------------------
                                                     Craig McCoy
                                                     Vice President for
                                                     Fiscal Affairs




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